SUBSCRIPTION AGREEMENT
FOR INVESTOR PREFERRED STOCK OF
CURBCUTOS, INC.

CURBCUTOS, INC.
4625 Lindell Blvd.
2nd Floor, #2571,
St. Louis, MO 63108

Ladies and Gentlemen:

I. SUBSCRIPTION

The Undersigned understands that CurbCutOS, Inc., a Delaware corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding, 17 CFR Part 200, promulgated thereunder ("***Regulation Crowdfunding***"). This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non- accredited investors up to **3,647,619.00** shares of its Series Seed Preferred Stock (each a "**Share**" and, collectively, the "**Shares**") at a purchase price of $0.35 per Share; provided, however, that if the undersigned subscribes on or before the date on which the Company raises $250,000.80 in the Offering, then the undersigned will receive (i) an "early bird" discount, which will reduce the purchase price to $0.30 (such purchase price whether with or without the "early bird" discount, the "**Purchase Price**"), and (ii) a $ $2,864,285.70 valuation cap instead of a $3,341,666.65 valuation cap. The minimum amount or target amount to be raised in the Offering $50,001.00 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,234,999.85 (the "**Maximum Offering Amount**"). The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

NO PERSON WILL BE ACCCEPTED AS A PURCHASER PRIOR TO THE CLOSING OF THE OFFERING. CURBCUTOS, INC. RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART, OR TO ALLOT ANY PROSPECTIVE PURCHASER LESS THAN THE AMOUNT SUBSCRIBED FOR BY SUCH PROSPECTIVE PURCHASER. ANY REPRESENTATION TO THE CONTRARY IS UNAUTHORIZED AND MAY NOT BE RELIED UPON. THIS SUBSCRIPTION AGREEMENT IS NOT AN OFFER TO SELL SECURITIES, NOR IS IT A SOLICITATION OF AN OFFER TO BUY SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

THE UNDERSIGNED'S SUBSCRIPTION HEREBY CONSTITUTES A BINDING, IRREVOCABLE OFFER TO HOLD OPEN HIS, HER, OR ITS OFFER TO PURCHASE SHARES UNTIL ACCEPTED OR REJECTED BY THE COMPANY. SUBSCRIPTION PROCEEDS MAY BE DISBURSED FROM ESCROW IMMEDIATELY UPON RECEIPT. THE COMPANY WILL CONTINUE THE OFFERING UNTIL SUCH DATE AS THE COMPANY MAY DETERMINE, IN ITS SOLE DISCRETION. THE COMPANY MAY REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART, IN ITS SOLE AND ABSOLUTE DISCRETION AND RESERVES THE RIGHT TO EXTEND, TERMINATE OR MODIFY THE OFFERING, IN ITS SOLE AND ABSOLUTE DISCRETION.

IN MAKING AN INVESTMENT DECISION, INVESTORS ARE EXPECTED TO CONDUCT THEIR OWN DUE DILIGENCE OF THE COMPANY AND MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE COMPANY'S OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED, SOME, BUT NOT ALL, OF WHICH ARE DESCRIBED IN THE OFFERING DOCUMENTS. THE SHARES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT OR OF ANY OTHER INFORMATION PROVIDED TO SUBSCRIBERS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE STOCKHOLDER AGREEMENT OF THE COMPANY, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, OR EXEMPTIONS THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") OR ANY STATE SECURITIES ACTS (THE "STATE ACTS"), IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED IN REGULATION CROWDFUNDING UNDER THE ACT AND SIMILAR EXEMPTIONS UNDER THE APPLICABLE STATE ACTS. AS SUCH, THE PURCHASE OF THE SECURITIES SHALL BE MADE WITH THE INTENT OF INVESTMENT AND NOT WITH A VIEW FOR DISTRIBUTION. THEREFORE, ANY SUBSEQUENT TRANSFER OF THE SECURITIES OR ANY INTEREST THEREIN WILL BE UNLAWFUL UNLESS THEY ARE REGISTERED UNDER THE ACT AND ANY APPLICABLE STATE ACTS OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE THEREUNDER. FURTHERMORE, IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THE SECURITIES OR ANY INTERESTS THEREIN, WITHOUT THE OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT THE PROPOSED TRANSFER OR SALE DOES NOT AFFECT THE

EXEMPTIONS RELIED UPON BY THE COMPANY IN ORIGINALLY DISTRIBUTING THE SECURITIES.

II. OFFERING MATERIALS

The Undersigned hereby acknowledges receipt of the following offering materials (the “Materials”) regarding the Offering:

1. This Subscription Agreement for Shares of the Company;

2. A copy of the Company's Stockholder Agreement (the "Stockholder Agreement"); and

3. The Company’s Form C, and included Offering Statement.

In addition, the Undersigned acknowledges that he, she, or it has had an opportunity to request and review copies of any additional information requested by the Undersigned concerning the business of the Corporation, its financials, and any other information that was reasonably available to the Company.

By executing and delivery of this Subscription Agreement, I hereby:

1. acknowledge receipt of the Materials for CURBCUTOS, INC.;

2. agree to be bound by the terms of the Stockholder Agreement and Certificate of Incorporation of the Company; and

3. agree, for the first $250,000.80 raised, to purchase Company Shares, $0.30 per share, upon the terms specified in the Stockholder Agreement and herein.

4. agree, for the next $984,999.05 raised, after the first $250,000.80 was successfully raised, to purchase Company Shares, $0.35 per share, upon the terms specified in the Stockholder Agreement and herein.

III. INVESTOR WARRANTIES

I hereby represent and warrant that:

1. The Undersigned understands that the Shares are not registered under the Securities Act, or the securities laws of any state (the "Laws") and are being offered and sold in reliance upon exemptions from registration under the Securities Act and the Laws.

2. If the Undersigned is not an Accredited Investor, taking into account the amount invested under this Subscription Agreement, the Undersigned agrees that in the past twelve (12) month period, they have not or shall not exceeded the twelve (12) month limit for investments under Regulation Crowdfunding.

3. I can bear the full loss of my investment without significantly adversely affecting my current standard of living and lifestyle. I have further demonstrated to CURBCUTOS, Inc. my financial abilities to absorb any losses that may be incurred from this investment and/or have shown the Company that my annual income and foreseeable living expenses are sufficient to make an investment in the Company, as described in the Materials, prudent.

4. I have been urged by the Company to receive independent outside investment counseling from my CPA, attorney, or other investment counsel ("Representative"). I or my Representative have had a sufficient period of time to review the Materials and I am relying solely on my independent investigation and/or on the advice of my Representative and, in addition I have been extended the opportunity of reviewing additional documents which may be supplemental to or explanatory of the aforementioned documents in order to verify the accuracy of the information obtained herein. Further, I have had the opportunity to meet at my convenience with the Company and its principals in order to discuss this investment with them. I have either secured independent tax advice with respect to an investment in the Shares upon which I am relying, or I am sufficiently familiar with the income taxation of corporations and investments that I deem such independent advice to be unnecessary.

5. I have read and understand the Materials, and I have had an opportunity to consult with my own counsel concerning the Materials.

6. I UNDERSTAND THAT THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. After reading the Materials, I understand the risks involved when purchasing Shares in the Company. I understand the risks involved in owning and operating the business of the Company, including the risk of losing my entire investment. I have been given no guarantee of success or return on investment by the Company, and I acknowledge that any forecasts or estimates given by the Company are purely speculative estimates and that any projection, forecast or estimates have been based upon assumptions that are subject to change as a result of factors beyond the control of the Company or its management.

7. I understand the limitation on liquidity of the investment in the first year; my financial condition is such that I have no need for liquidity with respect to an investment in the Shares.

8. I understand that my entire capital contribution is due upon subscription to the Company.

9. I am purchasing these Shares because I share the investment objectives of the Company as outlined in the Materials.

10. I am purchasing for my own account (or in a fiduciary capacity for the account and benefit of a person or entity) and not on the account of any other person for purposes of long-term investment for an indefinite period without any present intention or desire for reselling, giving or assigning my Shares in the Company or any portion thereof. I am not purchasing for subdivision, fractionalization, resale or distribution; I have no contract, undertaking, agreement, or arrangement with any person to sell, transfer, or pledge all or any part of the Shares for which I am subscribing, and I have no plan or intent to enter into any such contract, undertaking, or arrangement. I understand that the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone but the Undersigned;

11. I have sufficient knowledge and experience in financial business matters and investment. I have knowledge and experience in financial and business matters in general and in investments in privately-held Corporations in particular. I have utilized the information in the Materials and Stockholder Agreement in order to evaluate the risks and merits of the proposed investment and to make an informed investment decision, and I can bear the economic risk of the investments. I have participated in other privately placed investments and/or I have the capacity to protect my interest in investments like the subject investment and that I am capable of evaluating the merits, risks, and other facets of the subject investment.

12. I understand that no federal or state agency has reviewed or passed upon the adequacy of the Offering, made any finding or determination as to the fairness for investment, or any recommendation or endorsement of the Shares or any other part of the investment.

13. I understand that the Company may, at any time prior to accepting my subscription or abandon the offering, and shall cancel and refund to me my entire contribution for the Shares. It is my responsibility to convince the Company that I have the requisite financial ability, personal, or business relationship with the Company and/or financial capabilities to purchase some of the Shares being offered and to bear a total risk of loss should it occur.

14. I understand that I may cancel my contribution, for any reason until forty-eight (48) hours prior to the deadline identified in the Company's Materials. Thereafter, I understand that I will not able to cancel any investment commitments made within the final forty-eight (48) hours of the offering (except in the event of a material change to the offering).

15. All information provided by the Undersigned is true and accurate as of the date set forth on the signature page of this Subscription Agreement, and if there should be any change in such information, the Undersigned will immediately provide such information to the Company.

16. I understand that the Shares have not been and will not be registered under the Securities Act of 1933, as amended, and are being sold pursuant to the exemption provided by Regulation Crowdfunding of the Securities and Exchange Commission, promulgated thereunder. I agree that my interest in the Company shall not be sold or otherwise transferred contrary to this Subscription Agreement, or the Stockholder Agreement, or any applicable law and that I have

purchased the Shares for investment purposes and not with the intent to redistribute. I further understand that:

a. A legend will be placed on any certificate or document evidencing my ownership of the Shares, stating that the Shares have not been registered under the Act.

b. A notation in the appropriate records of the Company will be made with respect to any restrictions on transfer of the Shares.

c. I further understand that transfer of Shares is subject to additional limitations set forth in the Stockholder Agreement and in the Materials.

d. I understand that I may not transfer the Shares, except in the manner described in the Stockholder Agreement or under the Securities Act and other applicable securities Laws; *provided* that the Undersigned shall provide, if the Company so requires, an opinion of counsel satisfactory to the Company, that the intended disposition will not violate the Securities Act or the Laws or the rules and regulations of the Securities and Exchange Commission or of any state securities commission promulgated thereunder. I understand that I may not sell, transfer, pledge, or otherwise dispose of the Shares except in compliance with the Securities Act and the Laws or exemptions therefrom and the Stockholder Agreement.

e. The Company does not have any obligation or intention to register the Shares, under any federal or state securities act or law or to file the reports to make public the information under the Securities Act.

17. I have read all of the Materials, including the Exhibits thereto and the section entitled "Risk Factors."

18. I have relied solely upon the Materials and the independent investigations made by me or my representative with respect to the Shares subscribed for herein and no oral or written representation beyond the Materials has been made to me. I further agree to be bound by the terms contained in the Materials and CURBCUTOS, INC. Stockholder Agreement.

19. I have accurately provided Company with information pertaining to whether or not I am an Accredited Investor.

20. As provided in the Stockholder Agreement and the Certificate of Incorporation, I understand that in purchasing the Shares, that I will not be given the voting rights in the Company and that all voting rights shall be held solely by common stock shareholders, with holders of the Shares of preferred stock being entitled to zero (0) votes per Share (with the exception of any voting rights provided under applicable law), in respect of matters requiring votes of stockholders of the Corporation. I hereby acknowledge and agree that upon acceptance as a

preferred shareholder of the Company, that I shall look to the common stock shareholders to obtain information regarding operation of the Company and its business.

V. COMPANY REPRESENTATIONS

The Undersigned understands that as of the date of execution of this Subscription Agreement, the Company has made the following representations and warranties to the Undersigned:

1. Corporate Power. The Company has been duly formed as a Corporation under the laws of the State of Delaware, and has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the Undersigned pursuant to this Subscription Agreement.

2. Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the parties, enforceable against the parties in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3. Valid Issuance. The Certificate of Incorporation of the Company has authorized up to two million, five hundred thousand (2,500,000) of the Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Certificate of Incorporation, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

4. No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute. rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

VI. INDEMNITY

The Undersigned hereby agrees to indemnify the Company, its shareholders, directors, officers, employees and agents and to hold each of them harmless against any and all loss, damage, liability or expense, including reasonable attorneys' fees, which they or any of them may suffer,

sustain or incur by reason of or in connection with any misrepresentation or breach of warranty or agreement made by the Undersigned.

VII. SHARES OWNERSHIP

The Undersigned understands and agrees that this subscription may be accepted or rejected by the Company, in whole or in part, in its sole and absolute discretion. If accepted, the Shares purchased pursuant hereto will be issued only in the name of the Undersigned. Upon the closing of the sale of the Shares to the Undersigned, the Undersigned will execute a Joinder to the Stockholder Agreement in order to join to and become a party to the Stockholder Agreement.

VII. MISCELLANEOUS

The Undersigned hereby intends that the Undersigned's signature hereon shall constitute a subscription to the Company for the Shares specified on the signature page of this Subscription Agreement. Following the closing, the obligations of the Undersigned shall be irrevocable.

All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the Undersigned’s address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Undersigned or the Company from time to time designate in writing.

This Subscription Agreement, and any and all rights, duties and obligations hereunder, may not be assigned, transferred, delegated or sublicensed by the Undersigned without the prior written consent of the Company. Any attempt to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Subscription Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Subscription Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. If there is more than one signatory hereto, the representations, warranties and agreements of the Undersigned are made jointly and severally.

This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the Undersigned (“***Proceedings***”), the Undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company’s principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

The Undersigned understands that neither this Subscription Agreement, nor any of the Materials, is binding upon the Company until accepted in writing by an authorized representative of the Company.

All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Undersigned and (iii) the death or disability of the Undersigned.

If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

The Undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Undersigned contained in this Subscription Agreement to be false or incorrect.

This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

This Subscription Agreement, together with the Materials, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a written execution of all parties or as otherwise provided herein.

[*Signatures on the following page*.]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

CurbCutOS, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited